Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 26, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc.
- AB High Yield Portfolio Post-Effective Amendment No. 167 File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter supplements our response letter filed with the Securities and Exchange Commission (the "SEC") via EDGAR on February 23, 2018,[1] which responded to comments of the staff (the "Staff") of the SEC to the above-referenced post-effective amendment to the registration statement filed on December 26, 2017, on Form N-1A for AB High Yield Portfolio (the "Fund"), a series of AB Bond Fund, Inc. (the "Registrant"). You provided the Staff's comments to me by telephone on February 9, 2018.

A Staff comment and our response thereto are set forth below.

Prospectus

Comment:	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the similarly managed accounts (the "Accounts") referenced under "Management of the Fund – Performance of Similarly Managed Accounts," in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

______________

[1] Accession No. 0000919574-18-002069.

Response:	Registrant confirms that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Advisers Act.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

cc:   Emilie D. Wrapp, Esq.

  Eric C. Freed, Esq.

  Paul M. Miller, Esq.